UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-35329

Timmins Gold Corp.
(Translation of registrant’s name into English)

570 Granville Street, Suite 1900, Vancouver, British Columbia V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ]                       Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIMMINS GOLD CORP.

Date: November 25, 2011	By:	/s/ Bruce Bragagnolo
Bruce Bragagnolo
Chief Executive Officer and Secretary

EXHIBIT INDEX

Exhibits
Number	Description of Exhibit
99.1	Technical Report – Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine Sonora, Mexico
99.2	Press Release – November 23, 2011